

August 7, 2006

Via US Mail and Facsimile

Mr. Patrick J. Summers
Chief Financial Officer
AIMS Worldwide, Inc.
10400 Eaton Place #450
Fairfax, VA 22030

Re: AIMS Worldwide, Inc.
Form 10-KSB for the year ended December 31, 2004
Form 10-KSB for the year ended December 31, 2005
Commission File Number: 333-86711

Dear Mr. Summers:

    We have reviewed your June 13, 2006 and July 13, 2006 response letters and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings unless an amendment has been requested, in which case all requested changes should be made in such amendment as well as in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Response Letter Dated July 13, 2006

Form 10-KSB for the year ended December 31, 2004

Financial Statements

Note 2 – Related Party Transactions, page 29
1. Refer to our previous comment 2. We note that you have cited the uncertain market and various restrictions on the stock issued as support for your 33% discount taken on the valuation of such stock. Market prices theoretically already consider thin trading volume; as such, thin trading volume is not supportive of further discounting. Also, restrictions on common stock generally do not result in a material discount. Accordingly, please restate your financial statements to use the market valuation at

the date of grant for your 2004 stock issuances as well as subsequent issuances during 2005 and interim periods of 2006.

Form 10-KSB for the year ended December 31, 2005

Prime Time Cable Acquisition

2. Please clarify your response to our previous comment 7. Specifically, please confirm our understanding that the only contracts acquired by you in the acquisition of Prime Time Cable are operating contracts between Prime Time Broadband and the LLC's. If our understanding is correct, it is unclear why you have not addressed our previous comment in relation to these contracts. Specifically, please provide us with a brief description of each contract, including name of the entity with which the agreement is made, the remaining term or terms of such agreements, and why you feel the fair value of such contracts does not qualify as an intangible asset. In addition, please also specify, by agreement, the contract volume in relation to total revenue of PTC.

Financial Statements

Note 1 – Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Goodwill, page 24

3. We note from your disclosure in Note 2 on page 41 and from your balance sheet that your entire goodwill balance of $606,548 resulted from your acquisition of PTC. We also note that you have continuing net losses and have received a going concern opinion from your independent registered public accounting firm. Please revise Note 1 to include your policy related to assessing goodwill for impairment as this asset represents over 20% of your total assets. Additionally, supplementally explain to us how and when you performed the annual impairment test required under SFAS 142, and why the results did not lead to an impairment of such asset.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief